UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Vizario, Inc. (Name of Issuer)
Common Stock, $.001 par value (Title of Class of Securities)
92855T109 (CUSIP Number)
David A. Caney, Esq. Imaginon, Inc. 1313 Laurel Street San Carlos, CA 94070 (650) 596-9300 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92855T109

1.	Names of Reporting Persons. Imaginon, Inc. I.R.S. Identification No. 84-1217733

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,080,000 shares

	8.	Shared Voting Power 0

	9.	Sole Dipositive Power 19,080,000 shares

	10.	Shared Dipositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,080,000 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 77%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer Common stock, $.001 par value Vizario, Inc., a Nevada corporation 1313 Laurel Street, Suite 4 San Carlos, California 94070

Item 2. Identity and Background.

(a)	Name: This statement is filed by Imaginon, Inc., a Delaware corporation ("Imaginon").

(b)	Residence or business address: 1313 Laurel Street, San Carlos, California 94070

(c)

Present Principal Occupation or Employment:  Imaginon is engaged in the business of design, manufacture and sale of consumer software products for the CD/DVD-ROM market, and a research tool for Internet users.

(d)	Criminal Conviction: N/A

(e)	Court or Administrative Proceedings: N/A

(f)	Citizenship: Imaginon is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration:

          The securities were acquired by Imaginon in a tax-free exchange pursuant to a Stock Exchange Agreement and Plan of Reorganization ("Stock Exchange") among the issuer, Gallagher Research Corporation (now known as Vizario, Inc. pursuant to a name change filed with the Secretary of State of the State of Delaware on May 25, 2001), Imaginon and Wireless Web Data, Inc., a Delaware corporation wholly owned by Imaginon ("WWDI"). As part of this transaction, Imaginon transferred to Vizario, Inc. ("Vizario") Six Million (6,000,000) shares (all the outstanding shares) owned in WWDI by Imaginon, and Vizario in exchange issued Twenty Million (20,000,000) shares of its common stock to Imaginon.

         On May 31, 2001, Imaginon transferred to James A. Newcomb, an officer and Director of the issuer, Three Hundred Thousand (300,000) shares of Vizario common stock, to David M. Schwartz, an officer and Director of the issuer, Four Hundred Thousand (400,000) shares of Vizario common stock, and to David A. Caney, an officer and Director of the issuer, Two Hundred Twenty Thousand (220,000) shares of Vizario common stock. The shares of Vizario common stock transferred to James Newcomb, Mr. Schwartz and Mr. Caney were transferred for services rendered by these individuals in connection with the consummation of the Stock Exchange among the issuer, Imaginon and WWDI. As of May 31, 2001, Imaginon is the owner of Nineteen Million Eighty Thousand (19,080,000) shares of Vizario common stock.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The purpose of the transaction herein reported was for Vizario to acquire ownership of WWDI from Imaginon and for Imaginon to become the controlling stockholder of Vizario. Otherwise, Imaginon has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a)	19,080,000 shares are beneficially owned by Imaginon. These shares constitute 77% of the 24,768,000 shares of Vizario's common stock issued and outstanding as of the date of the Stock Exchange.

(b)	Imaginon has the sole power to vote and to dispose of all of the shares beneficially owned.

(c)	None

(d)	None

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Imaginon is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of Schedule 13D.

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Item 7. Material to be Filed as Exhibits.

          The following documents filed by Vizario with the Commission pursuant to the Exchange Act are hereby incorporated herein by reference:

         1. Stock Exchange Agreement and Plan of Reorganization, dated May 4, 2001, among Vizario, Imaginon and WWDI, filed as Exhibit 2.1 to Vizario's Current Report on Form 8-K filed with the Commission on June 4, 2001 (previously filed).

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2001
IMAGINON, INC.
By:	/s/ David A. Schwartz David A. Schwartz
Title:	Chairman, Chief Executive Officer and President

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